May 25, 2012

By EDGAR

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.

Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-180891

Dear Mr. Clampitt:

In further response to the comments set forth in your letter dated May 10, 2012 (the “Comment Letter”) with regard to the above-referenced Registration Statement on Form S-1 filed April 23, 2012 (the “Registration Statement”) of First Capital Bancorp., Inc. (“First Capital” or the “Company”), we enclose a copy of Amendment No. 2 to the Registration Statement, dated May 25, 2012, which is being filed today. The revised disclosures in this amendment are intended to address the issues raised in the first comment in the Comment Letter.

E-mail: george.whitley@leclairryan.com Direct Phone: 804.343.4089 Direct Fax: 804.783.7628	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Michael Clampitt, Esq.

May 25, 2012

Please contact me at 804-343-4089 should you require further information or if you have any questions.

Sincerely,

/s/ George P. Whitley

George P. Whitley

Enclosures

cc:	Mr. John M. Presley

Dwight F. Hopewell, Esq.